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                               February 10, 2022

       Donald Puglisi
       Authorized Representative
       Puglisi & Associates
       850 Library Ave, Suite 204
       Newark, DE 19711

                                                        Re: United Mexican
States
                                                            Registration
Statement under Schedule B
                                                            Filed January 24,
2022
                                                            File No. 333-262317
                                                            color:white;"_
                                                            Form 18-K for
Fiscal Year Ended December 31, 2020
                                                            Filed July 2, 2021,
as amended July 12, 2021, January 4, 2022, January 12, 2022
                                                            File No. 333-03610

       Dear Mr. Puglisi:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your documents and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       United Mexican States Registration Statement under Schedule B and Form 18-K for Fiscal Year
       Ended December 31, 2020

       Cover Page

   1. Please include a cross-reference to the detailed disclosure of the collective action clause.
       General

   2.                                                   To the extent possible,
please update all statistics and information in the
                                                        registration statement
and the Form 18-K to provide the most recent data.
   3. We note the disclosures on page D-46 of Exhibit D to Form 18-K (filed on 7/2/21)
 Donald Puglisi
Puglisi & Associates
February 10, 2022
Page 2
      regarding amendments to Mexico   s social security and related laws in
2020. We also note
      that a recent IMF report recommended additional pension reforms, beyond those made in
      2020, including efforts to contain costs, such as by reforming the design of the minimum pension. To the extent material, please disclose any ongoing risks relating to the current pension system.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Aaron Brodsky, attorney, at (202) 551-6538 or Michael Coco, Office
Chief, at (202) 551-3253, with any other questions.



                                                           Sincerely,

FirstName LastNameDonald Puglisi                           Division of
Corporation Finance
                                                           Office of
International Corporate
Comapany Name Puglisi & Associates
                                                           Finance
February 10, 2022 Page 2
cc:       Jorge Juantorena
FirstName LastName